July 10, 2024

Kim McManus, Esq.

Megan Miller

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997 (File No. 333-279709 and 811-23376)

Dear Mses. McManus and Miller:

On December 5, 2023, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of its series, NEOS Enhanced Income Credit Select ETF (the “Acquiring Fund”, and formerly NEOS Enhanced Income High Yield Bond ETF) filed post-effective amendment number 97 to the Trust's registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Acquiring Fund.

On May 24, 2024, the Trust, on behalf of the Acquiring Fund, filed Form N-14 to acquire the WSTCM Credit Select Risk-Managed Fund (ticker: WAMIX) (the “Target Fund”). On June 4, 2024, Ms. Miller provided accounting-related comments to Bibb Strench and on June 20, 2024, Ms. McManus provided general disclosure related comments to Daniel Moler and Bibb Strench, both sets of comments regarding the registration statement on Form N-14 filed on May 24, 2024.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Acquiring Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

ACCOUNTING COMMENTS

Comment 1. Please request file delaying amendment to delay effectiveness. Please file a delaying amendment, then file N-14 and then request acceleration. Please also file a pre-effective amendment with the completed capitalization table.

Response. The Registrant filed a delaying amendment with the SEC on June 21, 2024. The attached redlined N-14 includes a completed capitalization table, which will be included in the pre-effective amendment to the N-14 to be filed shortly.

Comment 2. Page 14 of the N-14 contains the following statement:

“… there generally will be no need to reposition the investment portfolio of the Target Fund to effect the Reorganization.”

Please explain why in the fee table on page 21 of the N-14 the Acquired Fund Fees and Expenses (“AFFE”) for the Target Fund is 30 basis points and the AFFE for the Acquiring Fund is 8 basis points if no repositioning of the Target Fund’s portfolio is anticipated.

Response. The fee table in the N-14 reflects the AFFE for the Target Fund based upon information for the fiscal year ended August 31, 2024, while the AFFE for the Acquiring Fund is an estimate of the AFFE based upon the specific Acquired Funds in which the Acquiring Fund expects to invest in going forward. It should be noted that the Target Fund has recently repositioned its mutual fund investments into ETFs as new investment opportunities became available. Thus, it is estimated that the AFFE will be lower going forward.

Comment 3. Please create hyperlinks for all documents incorporated by reference in the N-14.

Response. The requested hyperlinks have been created and imbedded in the N-14.

Comment 4. Page 40 of the N-14 shows only one class of shares of the Target Fund: the Institutional Class. However, the Financial Highlights in the N-14 show two classes of shares. Please explain this discrepancy.

Response. The Target Fund on June 14, 2024 consolidated its outstanding share classes into a single class (the “Share Class Consolidation”) so that it now has outstanding only a single class of shares outstanding, which is the Institutional Class Shares. The N-14 has been updated to clarify the Target Fund’s share class question.

Comment 5. Please note that the capitalization table in the N-14 should be current; i.e., within 30 days of the filing.

Response. The redlined N-14 transmitted separately to the staff contains a current capitalization table, which is as of June 5, 2024.

Comment 6. In the Taxes section of the N-14, please include the dollar amount of any capital loss carryforward from the Target Fund and any potential loss or limitation of the use of any capital loss carry forward as a result of the Reorganization.

Response. The requested edits have been made. Additionally, we do not anticipate any loss or limitation of any capital loss carryforward as a result of the Reorganization.

Comment 7. Please confirm in correspondence that there is no disclosure required by Regulation S-X 6-11(d)(1)(ii) or (iii).

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In addition, please consider stating that the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to investment restrictions or a change in accounting policies.

Response. With respect to Regulation S-X 6-11(d)(1)(ii), schedules of investments for February 28, 2024 and June 5, 2024 have been added to the N-14.

With respect to Regulation S-X 6-11(d)(1)(iii), the Reorganization will not result in any differences in accounting policies of the Acquired Fund when compared to the Target Fund.

GENERAL DISCLOSURE COMMENTS

General

Comment 1. We remind you that the Acquiring Fund and management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant acknowledges the responsibility described above.

Comment 2. Please prepare a response letter including SEC staff comments, the Registrant’s responses, and file it on EDGAR. Where a revision is contemplated by a response, please provide the staff with the revised disclosure. Please allow at least 5 business days to review the completed fee table and expenses.

Response. The Registrant acknowledges the responsibilities described above.

Combined Proxy Statement and Prospectus

Comment 3. (a) Please request file delaying amendment to delay effectiveness. Please file the delaying amendment, then file N-14 and then request acceleration.

With respect to Comment 3(a), please see the response to ACCOUNTING COMMENTS – Comment 1.

(b) The existing N-14 refers to Investor and Institutional Class Shares. The version of the N-14 that will be going effective will only relate to one class of shares. Please ensure that the EDGAR identifier in that filing only identifies the surviving class of shares.

Response. With respect to Comment 3(a), the EDGAR submission identifier will relate only to the Target Fund’s Institutional Class Shares.

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Comment 4. Please advise if Wilbanks, Smith & Thomas Asset Management, LLC (“WST”) is a sub-adviser? If yes, revise to state that here. If no, clarify nature of services.

Response. The services to be provided by WST to NEOS Investment Management, LLC, the proposed investment adviser for the Acquiring Fund, in our view will not constitute investment advice but rather research and such research will not specifically be designed for the Acquiring Fund but rather will be for use by NEOS when providing investment advice to its clients generally. Therefore, WST will not be providing investment advice to the Acquiring Fund or the Adviser on behalf of the Acquiring Fund and therefore should not considered an investment adviser to the Acquiring Fund under either the Investment Advisers Act of 1940, as amend, and the Investment Company Act of 1940, as amended (the “1940 Act”).

Comment 5. The form of proxy filed includes online and phone voting options. Please revise the filing or the form of proxy as appropriate.

Response. The revised form of proxy included in the redlined N-14 has been updated to have consistent voting options throughout, including the proxy card.

Comment 6. Please clarify whether the chairman may unilaterally adjourn the shareholders’ meeting at any time or whether the chairman may only adjourn the shareholders’ meeting after affirmative vote of shares is present.

Response. The N-14 has been updated to indicate that the chairman of the Special Meeting may adjourn the shareholder meeting upon the affirmative vote of holders of a majority of the votes properly cast in person or by proxy upon the question of adjourning the meeting.

Comment 7. Please revise the redemptions comparison on page 11 of the N-14 to explain that ETF shares are transact at market prices.

Response. The requested edits have been made.

Comment 8. Please confirm in correspondence that the information on page 21 of the N-14 reflects current fees, in accordance with item 3 of N-14.

Response. The Registrant confirms that the information noted in the comment reflects current fees. See attached redlined version of the N-14.

Comment 9. Please consider revising to highlight differences between the Target Fund’s disclosure and the Acquiring Fund’s disclosure, including if things are largely identical, to use bold print to draw attention to the differences). In addition, where there are no differences between the Target Fund’s disclosure and the Acquiring Fund’s disclosure, consider so stating rather than repeating the text.

Response. The requested revisions have been made.

Comment 10. Please revise page 38 of the N-14 to identify each Portfolio Manager’s business experience during the past 5 years; i.e., please clarify what positions each has held since 2019.

Response. The requested edits have been made.

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Comment 11. Please clarify on page 40 of the N-14 that the Investor Shares of the Target Fund were recently exchanged for Institutional Shares of the same Fund to avoid confusion among current shareholders.

Response. Please see the response to ACCOUNTING COMMENTS – Comment 4.

Comment 12. On page 42 of the N-14, please disclose what possible alternatives that the Board of the WST Trust considered, if any, to reorganizing the Target Fund into the Acquiring Fund.

Response. The N-14 has been updated to indicate that the Board also considered and discussed with counsel alternatives to the Reorganization, including those that were identified by WST Capital Management and the officers of WST Investment Trust, including the possibility of engaging another adviser or closing the Fund.

Comment 13. On page 49 of the N-14, please revise to describe the voting requirements necessary for any adjournment.

Response. The N-14 has been updated to indicate that if a quorum of shareholders of the Target Fund is not present at the Special Meeting, or if a quorum is present but sufficient votes to approve the Reorganization described in this Proxy Statement are not received, the chairman of the Special Meeting, upon the affirmative vote of holders of a majority of the votes properly cast in person or by proxy upon the question of adjourning the meeting, may adjourn the Special Meeting of the Target Fund one or more times to permit further solicitation of proxies.

Comment 14. In Appendix C of the N-14, please revise to show the amount of shares owned.

Response. The requested edits have been made.

Investment Restrictions and Policies

Comment 15. On page 115 of the N-14, please tell us where you describe the manner in which the Acquiring Fund may issue senior securities.

Response. The senior securities disclosure in the Investment Restrictions and Policies section have been revised to identify the type of Acquiring Fund transactions that may involve the issuance of permissible senior securities.

Comment 16. On page 115 of the N-14, please remove the exception related to 1940 Act and revise paragraph 7 to describe material exceptions to the concentration policy.

Response. The exception related to 1940 Act requested to be deleted has been deleted. There are no material exceptions to the concentration policy. The language included with that policy clarifies the policy but does not set forth exceptions to it.

Comment 17. Please note that the Acquiring Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Acquiring Fund's compliance with its concentration policies.

Response. The Registrant notes the industry look-through requirement described in this comment.

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Part C

Comment 19. Please revise Part C of the N-14 to include Item 17 undertakings.

Response. The Item 17 undertakings have been added to the Part C. See attached redlined version of the N-14.

Comment 20. Section 5.9 of the Plan of Reorganization included in the N-14 contemplates receipt of tax opinion "at or prior to the closing date." Please confirm that you will file the tax opinion prior to the closing the reorganization.

Response. The Registrant confirms that it will file the tax opinion prior to the closing the reorganization.

If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com or Daniel Moler at 513.352.6611 or daniel.moler@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench
Bibb L. Strench

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